

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2018

Daniel S. Lynch
Interim Chief Executive Officer
Surface Oncology, Inc.
50 Hampshire Street, 8th Floor
Cambridge, Massachusetts 02139

> **Re: Surface Oncology, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted March 5, 2018**
> **CIK No. 0001718108**

Dear Mr. Lynch:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Use of Proceeds, page 60

1.   We note your revised disclosure that you plan to use offering proceeds to advance the Phase 1 clinical trial of SRF231. Please expand to describe how far in the clinical development of SF-231 and other product candidates you expect to reach using proceeds from the offering. For instance, clarify whether the proceeds will be sufficient to complete the Phase 1 trial of SRF231. Also disclose the amount of proceeds to be allocated among each of the product candidates referenced in the second bullet point.

Certain Relationships and Related Party Transactions
Agreement with Vaccinex, Inc. , page 147

2.   Please file your agreement with Vaccinex, Inc. as an exhibit to the registration statement. Refer to Item 601(b)(10)(ii)(A).

Notes to Consolidated Financial Statements
14. Income Taxes, page F-37

3.   You disclose on page F-38 that "Prior to the Company's decision to change the tax accounting method it uses for advance payments, the Company expected to be in a taxable income position for the year ended December 31, 2017." Tell us and disclose why, under your previous tax accounting methodology, the amounts received from Novartis would not be available for offsetting against your net operating loss carryforwards such that no tax was due for 2017. Also, tell us how you determined the amount of the $9.1 million increase in deferred tax liabilities due to the "advanced payment tax accounting method change," presented on page F-38.

     You may contact Frank Wyman at (202) 551-3660 or Kevin Vaughn at (202) 551-3494, if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Mary Beth Breslin at (202) 551-3625 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Kingsley Taft, Esq.